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VIA EDGAR Private Correspondence Filing

March 1, 2011

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Duru

Re:          Comamtech Inc. – DecisionPoint Systems, Inc.
Continuation in Delaware from Ontario, Canada – 3(a)(10) Exemption from Rule 145

Dear Ms. Duru:

As you are aware, this firm is counsel to Comamtech Inc. (“Comamtech”).  The purpose of this letter is responsive to your request that we provide certain representations to the U.S. Securities & Exchange Commission (the “Commission”) in connection with the reliance by Comamtech on Section 3(a)(10) in regard to the exemption from registration otherwise required under Section 5 of the Securities Act as applied through Rule 145.

For purposes of making the following representations to the Commission on behalf of Comamtech, we have, together with Fasken Martineau (“Fasken”), Counsel to Comamtech, undertaken thorough review and assessment of applicable transaction documentation, judicial interim orders and applicable Ontario laws, regarding the prospective reverse takeover of DecisionPoint Systems, Inc. (“DecisionPoint”) by 2259736 Ontario Inc. (“2259736”), a wholly owned special purpose acquisition subsidiary of Comamtech (the “Arrangement”) and Amalco (a corporation which will result from the amalgamation of DecisionPoint and 2259736) in Delaware from Ontario, Canada (the “Continuance”) as contemplated in the Plan of Arrangement among DecisionPoint, Comamtech and the 2259736 Ontario (the “Plan of Arrangement”).

As noted in our correspondence to the Commission dated February 17, 2011, Comamtech will amend the Plan of Arrangement so that the Continuance in Delaware is expressly included within the Plan of Arrangement and will therefore be considered as part of the

Plan of Arrangement at the fairness hearing to be held by the Ontario Superior Court of Justice (Commercial List) (the “Court”).

On the basis of our review and assessment of the actions taken by Comamtech, and in reliance upon the advice of Fasken with respect to matters pertaining to the laws of Ontario and jurisdiction of the Court, and upon further reliance upon the Chief Executive Officer of Comamtech with respect to certification of the accomplishment of certain factual matters, we hereby represent to the Commission the following:

(1)	The Court will be explicitly aware of reliance by Comamtech on the hearing for purposes of obtaining the benefit of the Section (3)(a)(10) exemption from Securities Act registration; and

(2)
The Court hearing will be held in accordance with the preconditions set forth in the Revised Staff Legal Bulletin No. 3A (CF)(June 18, 2008), including, without limitation, compliance with the substantive and procedural fairness requirements in connection with the Court’s consideration of the amended Plan of Arrangement.

Please do not hesitate to contact the undersigned if you have any questions or comments regarding the foregoing.  Thank you very much.

Sincerely yours,

Wuersch & Gering LLP

By:           Travis L. Gering, Partner

cc:                           Marc Ferland, CEO, Comamtech Inc.
Fasken Martineau, Counsel to Comamtech Inc.